UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2006

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

On February 3, 2006, NTS Realty Holdings Limited Partnership (the "NTS Realty") issued a press release to announce that, following the close of business on February 2, 2006, it finalized the sale of Golf Brook Apartments and Sabal Park Apartments, its multifamily properties located in Orlando, Florida, to GOLFBROOK RB-GEM, LLC and SABAL PARK RB-GEM, LLC, (successors to Investors Capital Mortgage Group, Inc.), unaffiliated Florida entities, for a purchase price totaling $71,503,500.

NTS Realty also announced that on February 3, 2006, it closed on its two agreements with Schaedle Worthington Hyde Properties, L.P., a Delaware limited partnership ("Seller"), to purchase two multifamily properties located in Nashville, Tennessee (the "Tennessee Agreement") and one multifamily property located in Chesterfield County, Virginia (the "Virginia Agreement"), for a purchase price totaling $117,212,000 (a portion of which was satisfied by the assumption of a mortgage loan on Richland and Whitworth (as defined below) with a current outstanding balance of $33,378,000). The Tennessee properties are commonly known as The Grove at Richland ("Richland") and The Grove at Whitworth ("Whitworth"), while the Virginia property is commonly known as The Grove at Swift Creek ("Swift Creek").

Financial statements and pro forma financial information in connection with the acquisition of Whitworth, Richland and Swift Creek will be filed with the Securities and Exchange Commission within 71 days of this Current Report on Form 8-K.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: See Above
(b) Pro Forma Financial Information: See Above
(c) Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated February 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: February 7, 2006



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Brian Lavin, President and CEO   **Date: February 3, 2006**

NTS Realty Holdings Limited Partnership Announces Closing on Agreements to Sell Golf Brook Apartments and Sabal Park Apartments in Orlando, Florida and Closing on Agreements to Purchase Three Multifamily Properties in Tennessee and Virginia

Louisville, KY (February 3, 2006) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that, following the close of business on February 2, 2006, it closed on its agreements to sell Golf Brook Apartments and Sabal Park Apartments, its multifamily properties located in Orlando, Florida to GOLFBROOK RB-GEM, LLC and SABAL PARK RB-GEM, LLC, (successors to Investors Capital Mortgage Group, Inc.), un-affiliated Florida entities, for a purchase price totaling $71,503,500. Golf Brook is a 195-unit luxury apartment complex located on 16.5 acres, while Sabal Park is a 162-unit luxury apartment complex located on 13 acres.

The Company also announced today that it closed on its two agreements with Schaedle Worthington Hyde Properties, L.P., a Delaware limited partnership ("Seller") to purchase two multifamily properties located in Nashville, Tennessee (the "Tennessee Agreement") and one multifamily property located in Chesterfield County, Virginia (the "Virginia Agreement") for a purchase price totaling $117,212,000 (a portion of which was satisfied by the assumption of a mortgage loan on Richland and Whitworth with a current outstanding balance of $33,378,000). The Tennessee properties are commonly known as The Grove at Richland ("Richland") and The Grove at Whitworth ("Whitworth"), while the Virginia property is commonly known as The Grove at Swift Creek ("Swift Creek").

Richland and Whitworth are adjacent garden properties located three miles west of downtown Nashville in the prestigious West End community. Richland was completed in 1998 and includes 292 units. Whitworth was completed in 1994 and has 301 units. Richland and Whitworth currently are 99% and 95% occupied, respectively.

Swift Creek, a 240-unit multifamily property, was completed in 2000 and is directly accessible from downtown Richmond, Virginia. Swift Creek currently has a 90% occupancy rate.

Brian F. Lavin, the President and Chief Executive Officer of the Company's managing general partner, said "We are very pleased to acquire these three Class A assets, which will allow us to enter new markets that are vibrant and upscale. Adding these properties will strengthen our already solid core of multifamily properties."

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The sales of the Golf Brook and Sabal Park properties, and the purchases of the Richland, Whitworth and Swift Creek properties were conducted pursuant to an Exchange Agreement with a Qualified Intermediary as a transaction under Section 1031 of the Internal Revenue Code which is intended to allow the Company to defer the payment of income tax on any gain related to the sale of the Golf Brook and Sabal Park properties.

About NTS Realty Holdings Limited Partnership
The Company now owns thirty-four properties, comprised of eleven multifamily properties, nineteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release

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